UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  17)1

Kensey Nash Corporation
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

490057106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,718
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 90,718
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 476,261
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 476,261
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,718
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 90,718
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,718
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 90,718
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON RGC STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 566,979
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 566,979
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 566,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 566,979
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 566,979
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 566,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 566,979
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 566,979
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 566,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 566,979
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 566,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 566,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 566,979
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 566,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 566,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 566,979
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 566,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 566,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 566,979
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 566,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 566,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,406
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,406
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,406
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 490057106

The following constitutes Amendment No. 17 (“Amendment No. 17”) to the Schedule 13D filed by the undersigned.  This Amendment No. 17 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Parche and Value and Opportunity Master Fund were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase cost of the 566,979 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $13,627,000, excluding brokerage commissions.

Mr. Smith currently beneficially owns 10,406 shares of Restricted Stock.  The shares of Restricted Stock owned by Mr. Smith were issued to him in his capacity as a Director of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 11,617,678 Shares outstanding, as of October 31, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2008.

A.	Parche

(a)	As of the close of business on January 9, 2009, Parche beneficially owned 90,718 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 90,718
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 90,718
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche since the filing of Amendment No. 16 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Value and Opportunity Master Fund

(a)	As of the close of business on January 9, 2009, Value and Opportunity Master Fund beneficially owned 476,261 Shares.

Percentage: approximately 4.1% as of the date hereof.

CUSIP NO. 490057106

(b)	1. Sole power to vote or direct vote: 476,261
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 476,261
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 16 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole non-managing member of Parche and owner of all economic interest therein, may be deemed the beneficial owner of the 90,718 Shares beneficially owned by Parche.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 90,718
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 90,718
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund did not enter into any transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D.  The transactions in the Shares on behalf of Parche since the filing of Amendment No. 16 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.

D.	Ramius Advisors

(a)	Ramius Advisors, as the investment advisor of Enterprise Master Fund, may be deemed the beneficial owner of the 90,718 Shares owned by Parche.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 90,718
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 90,718
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D.  The transactions in the Shares on behalf of Parche since the filing of Amendment No. 16 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.

E.	RCG Starboard Advisors

(a)
As managing member of Parche and the investment manager of Value and Opportunity Master Fund, RCG Starboard Advisors may be deemed the beneficial owner of (i) 90,718 Shares owned by Parche and (ii) 476,261 Shares owned by Value and Opportunity Master Fund.

CUSIP NO. 490057106
Percentage: approximately 4.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 566,979
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 566,979
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

F.	Ramius

(a)	As the sole member of RCG Starboard Advisors, Ramius may be deemed the beneficial owner of (i) 90,718 Shares owned by Parche and (ii) 476,261 Shares owned by Value and Opportunity Master Fund.

Percentage: approximately 4.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 566,979
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 566,979
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

G.	C4S

(a)	As the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 90,718 Shares owned by Parche and (ii) 476,261 Shares owned by Value and Opportunity Master Fund.

Percentage: approximately 4.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 566,979
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 566,979
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

CUSIP NO. 490057106

H.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 90,718 Shares owned by Parche and (ii) 476,261 Shares owned by Value and Opportunity Master Fund.

Percentage: approximately 4.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 566,979
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 566,979

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

I.	Mr. Smith

(a)
As of the close of business on January 9, 2009, Mr. Smith beneficially owned 10,406 shares of Restricted Stock, constituting less than 1% of the Shares outstanding.  Mr. Smith, as a member of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be a beneficial owner of the (i) 90,718 Shares owned by Parche and (ii) 476,261 Shares owned by Value and Opportunity Master Fund.  Mr. Smith disclaims beneficial ownership of such Shares.

(b)	1. Sole power to vote or direct vote: 10,406
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,406
4. Shared power to dispose or direct the disposition: 0

(c)
On December 10, 2009, Mr. Smith was granted 6,490 shares of Restricted Stock.  These shares of Restricted Stock will be held in escrow by the Issuer and will vest in three equal annual installments on the anniversary of the grant date starting on December 10, 2009.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock

(e)	As of January 9, 2009, the Reporting Persons ceased to be beneficial owners of more than 5% of the securities of the Company.

CUSIP NO. 490057106

Item 6 is hereby amended to add the following:

This Amendment No. 17 reports the sale of an aggregate of 121,166 Shares by the Reporting Persons pursuant to the Sales Plan Agreement.

As of the date hereof, the Reporting Persons have sold a total of 1,918,761 Shares pursuant to the Sales Plan Agreement.  Effective August 25, 2008, the Sales Plan Agreement was modified to decrease the aggregate number of Shares that may be sold pursuant to the Sales Plan Agreement from 1,915,798 to 1,799,483.  The trading instructions in connection with the Sales Plan Agreement were also modified.  Effective December 5, 2008, the Sales Plan Agreement was further modified to increase the aggregate number of Shares that may be sold pursuant to the Sales Plan Agreement from 1,799,483 to 2,485,740.  Accordingly, after January 9, 2009, the Reporting Persons may sell 566,979 Shares pursuant to the Sales Plan Agreement.  Shares sold pursuant to the Sales Plan Agreement may be sold in accordance with trading requirements adopted by the Reporting Persons and the Sales Plan Agreement may be terminated at any time by the Reporting Persons.

CUSIP NO. 490057106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2009

PARCHE, LLC
By: RCG Starboard Advisors, LLC,
       its managing member

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
      its sole member

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS LLC
By: C4S & Co., L.L.C.,
       as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon	/s/ Jeffrey C. Smith
JEFFREY M. SOLOMON	JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 490057106

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 16 to the Schedule 13D

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale

PARCHE, LLC

2,384	17.5383	12/09/2008
2,400	17.6141	12/10/2008
2,288	17.5823	12/11/2008
2,304	17.8155	12/12/2008
1,408	17.3231	12/15/2008
171	18.1403	12/30/2008
896	19.2546	01/02/2009
1,136	18.9982	01/05/2009
1,728	18.1656	01/06/2009
1,520	17.8786	01/07/2009
1,712	17.8715	01/08/2009
1,440	18.1572	01/09/2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

12,516	17.5383	12/09/2008
12,600	17.6141	12/10/2008
12,012	17.5823	12/11/2008
12,096	17.8155	12/12/2008
7,392	17.3231	12/15/2008
895	18.1403	12/30/2008
4,704	19.2546	01/02/2009
5,964	18.9982	01/05/2009
9,072	18.1656	01/06/2009
7,980	17.8786	01/07/2009
8,988	17.8715	01/08/2009
7,560	18.1572	01/09/2009